UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20449

FORM 15

     CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 0-10120

FAFCO, INC.

(Exact name of registrant as specified in its charter)

435 Otterson Drive
Chico, California 95928
(530) 332-2100
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common stock, $.125 par value
(Title of each class of securities covered by this Form)

None
(Title of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☑	Rule 12h-3(b)(1)(i)	☑
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
Rule 15d

Approximate number of holders of record as of the certification or notice date: Less than 300 persons

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, FAFCO, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

FAFCO, INC

Date: November 24, 2003	By:	/s/ Freeman A. Ford

	Name:	Freeman A. Ford
	Title:	President and Chief Executive Officer